Exhibit 3.4

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HANSEN MEDICAL, INC.

Hansen Medical, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: The name of the Corporation is Hansen Medical, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is September 23, 2002, under the name of Autocath, Inc.

THIRD: That the Board of Directors of the Corporation adopted resolutions setting forth proposed amendments to the Corporation’s Amended and Restated Certificate of Incorporation, as amended, declaring said amendments to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Section A of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be amended to read in its entirety as follows:

“ A. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is three hundred and ten million (310,000,000) shares. Three hundred million (300,000,000) shares shall be Common Stock, each having a par value of one hundredth of one cent ($0.0001). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one hundredth of one cent ($0.0001).”

RESOLVED, that Section B of Article VII of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be amended and restated to read in its entirety as follows:

“B. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the corporation required by law or by this Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles IV(B), V(A)(1), V(A)(2)(a), V(A)(2)(c), V(A)(4)(a), V(B)(1), V(B)(3), (V)(B)(4) or this Article VII(B).”

FOURTH: This Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 20th day of May, 2015.

HANSEN MEDICAL, INC.

By:	/s/ Cary G. Vance
Cary G. Vance, President and Chief Executive Officer